Exhibit 99.1

May 31, 2023

Fellow Shareholders,

We closed Q1 with revenue of $12.9 million, gross margin of 12.4% and EBITDA of $1.8 million. Our Q1 revenue reflected solid contribution from our IPP and EPC business, driven partially by our recent acquisitions. However, delays in receipt of final approvals and more conservative judgement in change of control in our RTB project sales business resulted in no revenue recognition during Q1 2023. Following the quarter end, in May, we completed the sale of 58 MW solar farm projects in Poland, located in Voivodship Pomorskie and this will be recognized in our Q2 results.

Looking forward, under a more conservative judgement in change of control, we expect to recognize revenue for RTB project sales starting from Q2 and more in the second half due to the timing of expected final approvals of pending project sales. As such, we expect our Q2 revenue to be approximately $38 million - $40 million and gross margin to be 32% to 35%.

Our second half results will be driven by the expected closures of over 300 MW of project sales in Europe and U.S. For the full year, we continue to expect revenue to be in the range of $154 million - $174 million. We expect gross margin to be approximately 30% and net income to be between $22 million to $26 million.

Notwithstanding these near-term delays, our project development business remains very strong fundamentally. We continue to see strong demand for solar projects globally. We entered 2023 with 3 GWs of high quality mid-to-late stage pipeline and we continue to anticipate to monetize approximately 500 MW of projects in 2023 and we are targeting to grow this pipeline to 4 GW by the end of 2023. Beyond 2023, we are targeting to monetize a minimum 500 MW – 600 MW a year.

In China, we continue to make progress in our realignment strategy to the rest of the world as “Develop – Build – Own or Sell”, compared to the original strategy of “Develop – Build – Own as IPP”. In conjunction, we are refocusing our efforts to five coastal provinces that have the most favorable power prices supported by a strong economy and regulatory environment. We anticipate selling all our solar assets outside of these five provinces and some in these five focused markets, which will help strengthen our balance sheet.

Further, during the quarter, we continued the development of our storage pipeline and have started the monetization process of some storage projects in Europe.

In conclusion, we continue to be excited about our revenue growth this year and beyond driven by our strong project pipeline. We continue to be well positioned in the world's fastest growing solar markets that are benefiting from increasing demand for clean energy, higher PPA prices, and supportive government policies. The future of solar energy is extremely promising, and we are positioned to fully capitalize on the accelerating adoption of solar technology across the globe. With our exceptional expertise in developing and operating solar projects, extensive network of industry partnerships, and strong financial position, we are making great strides towards our goal of becoming a top global solar company. We are thrilled about the bright future of solar energy and are excited to be at the forefront of this incredible transformation towards a more sustainable future.

With that overview, we will now review the details of our first quarter operating and financial performance.

Q1 2023 Financial Highlights:

●	Revenue of $12.9 million nearly tripled y/y and decreased by $12.8 million q/q
●	Gross margin of 12.4%
●	EBITDA was $1.8 million, down 13% q/q and higher than negative $0.05 million in Q1 2022
●	Net loss was $0.2 million, down by 89% q/q and down by 88% y/y

in $ million	Q1'23	Q4'22	Q/Q Change	Q1'22	Y/Y Change
Revenue	12.9	25.7	-50%	3.5	266%
Gross profit	1.6	6.0	-73%	1.1	40%
Operating loss	(3.0)	(1.2)	149%	(2.2)	35%
EBITDA	1.8	2.1	-13%	(0.05)	3846%
Net loss attributed to Emeren Group Ltd	(0.2)	(1.7)	-89%	(1.7)	-88%

Revenue by segment:

Segment ($ in thousands)	Q1’23 Revenue	% of Total Revenue
Project Development	-	-
IPP	4,882	38%
EPC	7,895	61%
Others	99	1%
Total	12,876	100%

“Others” refers to operations and maintenance.

Revenue by region:

Region ($ in thousands)	Q1’23 Revenue	% of Total Revenue
Europe	9,443	73%
North America	203	2%
China	3,230	25%
Total	12,876	100%

Mid-to-Late Stage Solar Project Pipeline

During the first quarter, we continued to increase our mid-to-late stage pipeline to 3.3 GW. For 2023, we are targeting 4 GWs by the end of the year with a significant portion of the growth coming from Europe.

The following table details our Mid-to-Late Stage Project Pipeline by Region (as of March 31, 2023):

Mid-to-late Stage Project Pipeline (MW)
Europe	2,272
U.S.	863
China	142
Total	3,277

Mid-to-Late Stage Project Pipeline by Country (as of March 31, 2023):

Country	Total MW	Expected Sale/IPP	Business Model
Poland	759	2023-2025	RTB/COD Sale and IPP
Hungary	102	2023	RTB/COD Sale
U.K.	174	2024-2026	RTB Sale and IPP
Spain	140	2023-2025	RTB Sale and IPP
Germany	117	2024-2026	RTB Sale
France	158	2023-2026	RTB Sale
Italy	822	2023-2026	RTB Sale and IPP
U.S.	863	2023-2026	NTP Sale and IPP
China	142	2023-2024	COD Sale and IPP

Storage Pipeline

We also have a storage pipeline of 6.2 GWh in the U.S., Europe, and China at different development stages as of March 31, 2023. Specifically in China, we added 40 MWh commercial scale storage pipeline in the first quarter.

Storage Pipeline (MWh)
U.S.	4,381
Europe	1,737
China	40
Total	6,158

Growing IPP Asset Portfolio in Attractive PPA Regions

In line with our strategic expansion strategy, we are actively involved in developing independent power producer (IPP) projects. Furthermore, we are actively seeking M&A opportunities throughout Europe to capitalize on the advantageous market conditions, such as the increased prices of solar power purchase agreements (PPAs) and the favorable regulatory landscape. We currently own and operate 258 MW of IPP projects, of which ~60 MW is in Europe, ~24 MW in U.S. and ~174 MW in China. In Q1 2023, we added a 5.5 MW IPP assets in China.

Operating Assets	Capacity (MW)
Europe	60
U.S.	24
China DG	174
Total	258

Q1 2023 Financial Results:

All figures refer to the first quarter of 2023, unless stated otherwise.

Revenue

The revenue of $12.9 million nearly tripled compared to the previous year and decreased by $12.8 million compared to the previous quarter. The sequential decrease in revenue was primarily due to the zero NTP revenue in Q1, as well as lower revenue from EPC and IPP resulting from seasonal factors.

Gross Profit and Gross Margin

Gross profit was $1.6 million and gross margin was 12.4%, down from $6.0 million in Q4 2022 and up from $1.1 million in Q1 2022. The lower sequential gross margin was mainly due to more low-margin EPC service recognized in Q1.

Operating Expense

Operating expenses were $4.6 million, down from $7.2 million in Q4 2022 and up from $3.4 million in Q1 2022. The sequentially lower operating expenses were mainly attributable to lower G&A expenses, primarily due to a one-time expense incurred in Q4 2022 related to the acquisition costs of Emeren Italy, changing auditor and other one-time costs related to rebranding.

Net loss attributable to Emeren Group Ltd’s common shareholders

Net loss attributed to Emeren Group Ltd common shareholders was $0.2 million, compared to $1.7 million in Q4 2022 and $1.7 million in Q1 2022. Net loss attributable to Emeren Group Ltd common shareholders per ADS was $0.00, compared to $0.03 in Q4 2022 and $0.03 in Q1 2022.

Cash Flow

Cash used in operating activities was $23.7 million which was mainly for the continuous development of Poland and Hungary COD projects; cash used in investing activities was $1.9 million, and cash used in financing activities was $16.2 million.

Financial Position

Cash and cash equivalents at the end of Q1 2023 were $66.7 million compared to $107.1 million at the end of 2022. The decrease was primarily due to a higher cash used in operating activities as well as finance activities of $16.2 million for shares buyback and finance lease loan payment.

Net asset value (NAV) is approximately $5.85 per ADS.

Our debt-to-asset ratio at the end of Q1 2023 was 11.29% compared to 11.11% at end of 2022.

Shares Buyback

We purchased $13.2 million of our common shares during the quarter and plan to continue to execute on the share buyback program, which has $17 million remaining.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for your continued support and confidence in Emeren Group Ltd.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

First Quarter 2023 Earnings Results Conference Call

We will host a conference call today to discuss our first quarter 2023 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Wednesday, May 31, 2023.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BId591b19e06ce430c8013887637b005f4

Audio-only Webcast:

https://edge.media-server.com/mmc/p/upr9x999

Additionally, an archived webcast of the conference call will be available on the Investor Relations section of Emeren Group Ltd's website at https://ir.emeren.com/.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For investor and media inquiries, please contact:

Emeren Group Ltd

Adam Krop

IR.USA@emeren.com

IR@emeren.com

Holly Ross

Holly.ross@emeren.com

The Blueshirt Group

Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Statement of Operations

	Three Months Ended
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
	(in thousands, except per ADS data and ADS)
Net revenues	$12,876	$25,667	$3,514
Cost of revenues	(11,283)	(19,677)	(2,373)
Gross profit	1,593	5,990	1,141

Operating expenses
Sales and marketing	(92)	(418)	(3)
General and administrative	(4,396)	(6,623)	(3,107)
Other operating expenses	(108)	(155)	(250)
Total operating expenses	(4,596)	(7,196)	(3,360)

Loss from operations	(3,003)	(1,206)	(2,219)

Other (expenses)/income:
Interest expenses, net	(133)	(808)	(351)
Investment income	77	46	714
Foreign exchange gains /(loss)	2,708	1,217	(85)
Total other income, net	2,652	455	278

Loss before income tax	(351)	(751)	(1,941)

Income tax expense	(264)	(1,290)	(107)
Net loss	(615)	(2,041)	(2,048)

Less: Net loss attributed to non-controlling interests	(421)	(329)	(363)
Net loss attributed to Emeren Group Ltd	$(194)	$(1,712)	$(1,685)

Loss attributed to Emeren Group Ltd per ADS
Basic	$(0.00)	$(0.03)	$(0.03)
Diluted	$(0.00)	$(0.03)	$(0.03)

Weighted average number of ADS used in computing loss per ADS*
Basic	57,409,673	60,274,841	66,918,272
Diluted	57,409,673	60,274,841	66,918,272

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

	Mar 31, 2023	Dec 31, 2022
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$66,729	$107,105
Restricted cash	8	183
Accounts receivable trade, net	20,048	21,670
Accounts receivable unbilled	51,903	43,882
Advances to suppliers	625	1,017
Value added tax receivable	7,142	5,929
Prepaid expenses and other current assets, net	17,535	14,973
Project assets current	36,711	25,969
Investments in U.S. Treasury Bills	9,992	-
Total current assets	210,693	220,728

Property, plant and equipment, net	172,682	170,477
Project assets non-current	31,723	26,590
Goodwill	1,023	1,023
Long-term investments in U.S. Treasury Bills	-	10,047
Operating lease right-of-use assets	22,350	22,688
Finance lease right-of-use assets	21,504	21,669
Other non-current assets	21,751	20,628
Total assets	$481,726	$493,850

Current liabilities:
Short-term borrowings	1,487	1,008
Accounts payable	5,911	7,118
Advances from customers	2,885	3,641
Amounts due to related parties	2,171	1,475
Other current liabilities	20,120	17,449
Income tax payable	914	862
Salaries payable	550	540
Operating lease liabilities current	1,227	1,212
Failed sale-lease back and finance lease liabilities current	8,401	9,993
Total current liabilities	43,666	43,298

Long-term borrowings	22,024	22,518
Deferred tax liabilities, non-current	3,559	3,573
Operating lease liabilities non-current	20,500	20,855
Failed sale-lease back and finance lease liabilities non-current	15,341	14,963
Total liabilities	$105,090	$105,207

Shareholders' equity
Common shares	806,283	806,283
Additional paid-in capital	13,941	13,500
Treasury stock	(33,200)	(20,000)
Accumulated deficit	(437,571)	(437,377)
Accumulated other comprehensive loss	(13,764)	(15,114)
Total equity attributed to Emeren Group Ltd	$335,689	$347,292
Noncontrolling interest	40,947	41,351
Total shareholders' equity	376,636	388,643
Total liabilities and shareholders' equity	$481,726	$493,850

Appendix 3: Unaudited Consolidated Statement of Cash Flow

	Three Months Ended
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
	(in thousands)
Net cash used in operating activities	$(23,728)	$(7,787)	$(14,671)

Net cash used in investing activities	(1,866)	(613)	(13,251)

Net cash used in financing activities	(16,150)	(5,179)	(4,382)

Effect of exchange rate changes	1,193	(2,125)	830
Net decrease in cash and cash equivalents and restricted cash	(40,551)	(15,704)	(31,474)
Cash and cash equivalents and restricted cash, beginning of the period	107,288	122,992	254,382
Cash and cash equivalents and restricted cash, end of the period	$66,737	$107,288	$222,908